NEC Corporation

7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan

Tel. +81-3-3454-1111

June 25, 2020

VIA EDGAR

Re:	NEC Corporation

Amendment No. 2 to Registration Statement on Form 20-F

Filed June 22, 2020

CIK No. 0000072127

Michael C. Foland, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Foland:

NEC Corporation (“we”, “NEC” or the “Company”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form 20-F (No. 000-12713) and to permit said Registration Statement to become effective at 3:00 p.m. Eastern Time on June 29, 2020.

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Securities and Exchange Commission	2	June 25, 2020

Should the Staff have any questions or comments with respect to the foregoing, please contact our legal counsel, Takahiro Saito of Simpson Thacher & Bartlett LLP, at tsaito@stblaw.com.

Sincerely,

/s/ Tetsuo Mukunoki

Tetsuo Mukunoki

General Manager, Legal Division

NEC Corporation

cc:	Securities and Exchange Commission

    Larry Spirgel, Assistant Director

    Frank Knapp, Staff Accountant

    Kathleen Collins, Accounting Branch Chief

Simpson Thacher & Bartlett LLP

    Takahiro Saito, Partner